

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2023

David Schwarzbach
Chie Financial Officer
Yelp Inc.
350 Mission Street, 10th Floor
San Francisco, CA 94105

> **Re: Yelp Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Response dated September 29, 2023**
> **File No 001-35444**

Dear David Schwarzbach:

We have reviewed your September 29, 2023 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 7, 2023 letter.

Form 10-Q for the Fiscal Quarter Ended June 30, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Material Cash Requirements, page 33

1. Refer to your response to comment 2. Please disclose if the deferral of federal income tax payments pursuant to the tax relief provided by the IRS release CA-2023-03, which provided relief to companies in connection with the severe winter storms in certain counties in California, is a known commitment which is reasonably expected to materially decrease your liquidity and the relevant time period for this cash requirement. We note the postponement of the payment of federal income taxes including quarterly estimated payments has resulted in a $40 million increase in taxes payable at June 30, 2023. If you do not believe this obligation will impact your material cash requirements, please tell us why. Refer to Item 303(b)(1) of Regulation S-K.

       Please contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services